Exhibit 99.1
[Translation]
June 28, 2010
To whom it may concern:
Japan Energy Corporation
Sumitomo Corporation
Transfer of the Petroleum Needle Coke Manufacturing and Sales Business
Japan Energy Corporation (President: Isao Matsushita) (“Japan Energy”) and Sumitomo Corporation (President and CEO: Susumu Kato) (“Sumitomo”) hereby announce that Japan Energy and Sumitomo have agreed to transfer Japan Energy’s controlling interests in its petroleum needle coke1 manufacturing and sales business conducted by its subsidiary named Petrocokes Ltd. (President and Representative Director: Takeshi Kurosaki) (“Petrocokes”), a joint venture of Japan Energy and Sumitomo, to Sumitomo (the “Transfer”).
The Transfer is carried out by Japan Energy, a wholly-owned subsidiary of Nippon Mining Holdings, Inc. (“Nippon Mining”), as a measure to ensure competition in the petroleum needle coke manufacturing and sales business, in relation to the business integration between Nippon Oil Corporation (“Nippon Oil”) and Nippon Mining.2 For further details, please see the press release titled “Result of Prior Consultation with Japan Fair Trade Commission in Relation to the Business Integration Between Nippon Oil Corporation and Nippon Mining Holdings, Inc.” released by Nippon Oil and Nippon Mining on December 25, 2009.3
1.	Outline of the Transfer
The Transfer is implemented by (i) spinning off all business other than the petroleum needle coke manufacturing and sales business from Petrocokes, a company engaging in the manufacturing and sale of petroleum needle coke and other related products, to a new company (the “New Company”) through an incorporation-type corporate split, (ii) changing the trade name of Petrocokes to “Petrocokes Japan Ltd.” immediately after the spin-off (the “Subject Company”), and (iii) transferring the controlling interests in the Subject Company, which will engage solely in the petroleum needle coke manufacturing and sales business, to Sumitomo, together with a majority of the shares in the Subject Company. The New Company will immediately become a wholly-owned subsidiary of JX Nippon Oil & Energy Corporation (“JX Energy”)4 as part of the measures to strengthen the competitiveness of Japan Energy’s Mizushima Oil Refinery.
*	As the scale of the petroleum needle coke manufacturing and sales business to be transferred is small, the Transfer will have a minor impact on the performance of JX Energy and Sumitomo.
2.	Outline of Company Before and After the Transfer (Scheduled)

	Outline of Petrocokes before the	Outline of Subject Company after
	Transfer	the Transfer
	(June 28, 2010)	(scheduled for October 1, 2010)
(1) Trade name	Petrocokes Ltd.	Petrocokes Japan Ltd.

(2) President	Takeshi Kurosaki (Executive Corporate Officer of Japan Energy)	To be nominated
(3) Capital	90 million yen	90 million yen
(4) Contribution ratio	Japan Energy 85%, Sumitomo 15%	Sumitomo 90%, JX Energy 10%
(5) Major business	Manufacturing and sale of petroleum needle coke, fuel coke and other by-products	Manufacturing and sale of petroleum needle coke
(6) Major offices	Kurashiki-shi, Okayama (location of Japan Energy’s Mizushima Oil Refinery)	Kurashiki-shi, Okayama (location of JX Energy’s Mizushima Oil Refinery)

3.	Effective Date of the Transfer
October 1, 2010 (scheduled)
---End---

Notes:
1.	Petroleum needle coke is a needle-shaped carbon material produced by heating raw petroleum coke (a solid carbon derived from cracking of heavy oil), and is mainly used as the aggregate of artificial graphite electrodes in electric arc furnaces for the iron manufacturing industry.

2.	Nippon Oil and Nippon Mining integrated their businesses through a joint share transfer and incorporated JX Holdings, Inc., the integrated holding company, on April 1, 2010.

3.	http://www.hd.jx-group.co.jp/english/newsrelease/nmh/2009/

4.	Nippon Oil and Japan Energy will merge on July 1, 2010 and become JX Nippon Oil & Energy Corporation (head office: Otemachi 2-chome, Chiyoda-ku, Tokyo, President: Yasushi Kimura, a wholly owned-subsidiary of JX Holdings, Inc.).

Inquiries

Japan Energy Corporation:	General Administration & Human Resources Dept., Public Relations

Representatives Mr. Takata and Ms.Takeda

TEL: +81-3-6811-4617

Sumitomo Corporation:	Corporate Communications Department

Representative Mr. Furui

TEL: +81-3-5166-3100